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11015377

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-51343

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 07/01/10 and ending 06/30/11

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Leader Capital Corporation

Official Use Only
Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
1750 SW Skyline Blvd., Suite 204
(No. and Street)

Portland	OR	97221
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: John E. Lekas (503) 294-1010
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Dunleavy & Company, P.C.
(Name – *if individual, state last, first, middle name*)

13116 South Western Avenue
(No. and Street)

Blue Island	Illinois	60406
(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 26 2011
05 REGISTRATIONS BRANCH

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States ort any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **John E. Lekas**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Leader Capital Corporation, as of June 30, 2011, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

Signature

President
Title

Notary Public

OFFICIAL SEAL
CHARLENE R SWEENEY
NOTARY PUBLIC - OREGON
COMMISSION NO. 454965
MY COMMISSION EXPIRES JANUARY 05, 2015

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEADER CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

JUNE 30, 2011

Dunleavy & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
BLUE ISLAND, ILLINOIS

LEADER CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

JUNE 30, 2011

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Board of Directors
Leader Capital Corporation

We have audited the accompanying statement of financial condition of Leader Capital Corporation as of June 30, 2011 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to attain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Leader Capital Corporation as of June 30, 2011, in conformity with accounting principles generally accepted in the United States of America.

Dunleavy & Company, P.C.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
August 23, 2011

LEADER CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2011

ASSETS

Cash and cash equivalents	$ 572,911
Investment advisory fees receivable	315,704
Receivable from broker/dealers	57,249
Office furniture, equipment, software and automobiles (net of accumulated depreciation of $132,823)	130,891
Other assets	7,971
TOTAL ASSETS	$ 1,084,726

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 250,508
Note payable	42,585
Capital lease obligation	4,963
Total Liabilities	$ 298,056
SHAREHOLDER'S EQUITY	
Common stock, no par value; authorized 1,000 shares; issued and outstanding 100 shares	$ 1,000
Additional paid-in capital	286,233
Retained earnings	499,437
Total Shareholder's Equity	$ 786,670
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 1,084,726

The accompanying notes are an integral part of this financial statement.

LEADER CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2011

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization – Leader Capital Corporation (the "Company") was incorporated in the state of Oregon on June 27, 2001 and reorganized in the State of Washington on May 31, 2009. The Company is a wholly owned subsidiary of Leader Holding Company, Inc. The Company is registered as a broker/dealer and an investment advisor with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activities are the sale of securities and providing investment advice.

Securities Transactions - Commission revenue and the related expense arising from securities transactions are recognized on a trade date basis, which is the same business day as the transaction date.

Cash Equivalents - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Concentrations of Credit Risk - The Company is engaged in various trading and brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, the Company's cash is on deposit at two financial institutions and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Office Furniture, Equipment, Software and Automobiles - Depreciation is provided using the straight-line method over three, five and ten year periods.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

Subsequent Events - The Company evaluated all significant events or transactions that occurred through the audit report date, the date these financial statements were available to be issued.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

NOTE 2 - FAIR VALUE MEASUREMENT - *(Continued)*

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. *(The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)*

Level 1 inputs have been applied to value cash equivalents and assets included in receivable from broker/dealers on the statement of financial condition.

No valuation techniques have been applied to all other assets and liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historic values.

NOTE 3 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At June 30, 2011, the Company's net capital and required net capital were $647,692 and $19,870 respectively. The ratio of aggregate indebtedness to net capital was 46%.

NOTE 4 - CONCENTRATION OF REVENUE

During the year ended June 30, 2011, the Company earned $3,052,054 or 99% of its total revenue from an affiliated entity (See Note 6).

NOTE 5 - NONMONETARY TRANSACTIONS

During the year ended June 30, 2011, the Company has been provided quotation services, research and other services valued at $106,819 from another broker/dealer at no cost to the Company. These services have been provided to the Company in consideration of securities transactions forwarded by the Company to the other broker/dealer.

NOTE 6 - RELATED PARTY TRANSACTIONS

As mentioned in Note 1, the Company is a wholly owned subsidiary of Leader Holding Company, Inc. (Leader Holding). Both entities have elected S Corporation status for income tax purposes and, effective June 30, 2009, the Company has been accepted to file as a Qualified Subchapter S Subsidiary through Leader Holding. Therefore, the income taxes are the responsibility of the individual shareholder of Leader Holding.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as interest/other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2008.

Leader Holding is the sponsor for the Leader Holding Company defined benefit pension plan (Plan) and follows a calendar year for accounting purposes. The Company funds the contribution on Leader Holding's behalf and incurs the related expense. As of December 31, 2010, the calculated contribution to the Plan was $219,736. As of June 30, 2011, the Company accrued this amount as a liability on the statement of financial condition and will fund the contribution prior to September 15, 2011.

NOTE 6 - RELATED PARTY TRANSACTIONS - *(Continued)*

Through common ownership and management, the Company is also affiliated with ABC Analytical, Inc. (ABC). The Company did not pay any amounts to ABC during the year ended June 30, 2011. At June 30, 2011, ABC owed the Company $1,574 and this amount is included in other assets on the statement of financial condition.

Through common management the Company is affiliated with Leader Short-Term Bond Fund (the Short-Term Fund) and Leader Total Return Fund (Total Return Fund). In addition, the Company is the investment advisor for both the Short-Term Fund and the Total Return Fund (together referred to as the Funds) and has executed written investment advisory agreements with both of the Funds. Pursuant to terms of the agreements, the Company has paid expenses on behalf of the Funds totaling $84,490 and this amount has been included in other expenses on the statement of income. Of this total, the Company may recoup $42,388 paid to the Total Return Fund for a period of three years from the date the amount was reimbursed as defined in the agreement. The recapture amount expires on May 31, 2014. Pursuant to terms of the agreement with the Funds, the Company earned investment advisory fees totaling $3,052,054 during the year ended June 30, 2011 and of that amount, $315,704 was receivable at June 30, 2011.

NOTE 7 - RETIREMENT PLAN

The Company sponsors a 401(k) profit-sharing and deferred compensation plan with a calendar year end. Under the terms of the plan, employees must be at least 21 years of age and have completed six consecutive months of service to become eligible for the plan. The Company is permitted to make additional discretionary contributions. The expense associated with this plan was $26,175 for the year ended June 30, 2011.

NOTE 8 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENTS

The Company's customers may sell securities that they do not currently own (short sales) and will therefore be obligated to purchase such securities at a future date. These transactions may be subject to varying degrees of market and credit risk. The risk to the short seller is that the security sold short may increase substantially after the sale and the Company's customers will be required to purchase the security at a significantly higher price. The Company does not bear any risk for short sale transactions entered into solely for the benefit of its customers other than the risk to the Company should its customers fail to honor their obligations related to these off-balance sheet financial instruments, as mentioned below.

In order to facilitate the foregoing activity, as well as other securities transactions on behalf of its customers, the Company has entered into an agreement with another broker/dealer (Initial Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Initial Broker/dealer, fully disclosing the customer name and other information. The Initial Broker/dealer then forwards those transactions to another broker/dealer (Clearing Broker/dealer) for execution. This type of clearing arrangement is commonly known as a "third party clearing agreement" or a "piggyback arrangement". The processing and, if applicable, any financing pertaining to the introduced securities transactions are performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers' transactions, the Company receives commissions and other consideration, less the processing and other charges of the Initial Broker/dealer and the Clearing Broker/dealer. According to the terms of the agreement, the Company may not enter into any other clearing agreements without written consent of the Initial Broker/dealer. The Company is also subject to a $2,500 minimum monthly charge by the Initial Broker/dealer. The agreement automatically renews for successive one-year terms and may be terminated by either the Company or the Initial Broker/dealer with 90 days prior written notification. Additional terms of the agreement require the Company to maintain a $50,000 deposit with the Clearing Broker/Dealer to assure the Company's performance under the agreement.

NOTE 8 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENTS - *(Continued)*

As part of the terms of the agreement, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer through the Initial Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized on the purchase or sale and any additional expenses incurred pertaining to the transaction or other customer activity.

NOTE 9 - LEASE COMMITMENT

The Company leases a copier under an agreement that is classified as a capital lease. The fair market value of the copier at the lease inception was $18,603. This amount is included in office equipment on the statement of financial condition. Depreciation for the year ended June 30, 2011 for this asset was $2,067. The future minimum lease payments under the capital lease are as follows:

Year Ending June 30	
2012	$ 5,028
2013	1,243
Total minimum lease payments	$ 6,271
Less the amount representing interest	(1,308)
Capital lease obligation at June 30, 2011	$ 4,963

NOTE 10 - NOTE PAYABLE

The Company has a note payable with a finance company, requiring monthly payments of $874, including interest at 1.9%, collateralized by an automobile and due March 2016.

LEADER CAPITAL CORP.

SUPPLEMENTAL SIPC REPORT

JUNE 30, 2011

Dunleavy & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
BLUE ISLAND, ILLINOIS

LEADER CAPITAL CORP.

SUPPLEMENTAL SIPC REPORT

JUNE 30, 2011

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

Board of Directors
Leader Capital Corp.

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2011, which were agreed to by Leader Capital Corp. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, solely to assist you and the other specified parties in evaluating Leader Capital Corp.'s compliance with applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Leader Capital Corp.'s management is responsible for Leader Capital Corp.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in form SIPC-7 with respective cash disbursement records entries and copies of the checks noting no differences;

2) Compared amounts reported on the audited Form X-17A-5 for the year ended June 30, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2011, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers including the trial balance and the general ledger detail noting no differences; and

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers including the trial balance and general ledger detail supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and the use of the specified parties listed above and is not intended to be and should not be used by anyone other than the specified parties.

Dunleavy & Company, P.C.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
August 23, 2011

LEADER CAPITAL CORP.
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE YEAR ENDED JUNE 30, 2011

SCHEDULE OF ASSESSMENT PAYMENTS

General Assessment		$	-0-
Less Payments Made:			
Date Paid	Amount		
2-28-2011	$ 28		
			(28)
Interest on late payment(s)			-0-
Total Assessment Balance and Interest Due		$	-0-
Overpayment to be applied to next year		$	28

See Accountant's Report

LEADER CAPITAL CORP.
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE YEAR ENDED JUNE 30, 2011

Total revenue	$ 3,072,045
Additions:	
Net loss from securities in investment accounts	25
Total additions	$ 25
Deductions:	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products	3,052,054
Revenues from commodity transactions	0
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	20,644
Other not related to securities business	-0-
Total deductions	$ 3,072,698
SIPC NET OPERATING REVENUES **	$ (628)
GENERAL ASSESSMENT @ .0025	$ -0-

** *Virtually all of the Company's income is derived from advisory fees charged to two registered investment companies. In addition, the Company charges no commissions or fees on any securities transactions. Therefore, since it's clearing broker/dealer charges execution and clearing fees on the same transactions, a loss results on those transactions and a negative amount appears on this assessment.*

See Accountant's Report